

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2012

Via E-mail
Mr. Yasuhiro Sato
Chief Executive Officer
Mizuho Financial Group, Inc.
5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8333 Japan

      Re: **Mizuho Financial Group, Inc.**
               Form 20-F for the Fiscal Year Ended March 31, 2012
               Filed July 23, 2012
               File No. 001-33098

Dear Mr. Sato:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Hugh West

                        Hugh West
                        Accounting Branch Chief